Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS RENEWS NORMAL COURSE

ISSUER BID

BROOKFIELD NEWS, August 16, 2019 – Brookfield Property Partners L.P. (“BPY”) (NASDAQ: BPY; TSX: BPY.UN) announced today that the Toronto Stock Exchange (the “TSX”) accepted a notice filed by BPY of its intention to renew its prior normal course issuer bid for a one-year period. BPY stated that at times its limited partnership units trade in price ranges that do not fully reflect their value. As a result, from time to time, acquiring limited partnership units represents a desirable use of available funds.

The notice provides that BPY may, during the twelve-month period commencing August 20, 2019 and ending August 19, 2020, purchase on the TSX, the Nasdaq Stock Market (“Nasdaq”) and any alternative Canadian or U.S. trading system, up to 35,252,769 limited partnership units, representing approximately 10% of its public float. At August 12, 2019 there were 435,031,486 limited partnership units issued and outstanding, with 82,503,790 limited partnership units held by insiders, giving BPY a public float of 352,527,696 limited partnership units. Under the normal course issuer bid, BPY may purchase up to 132,539 limited partnership units on the TSX during any trading day, which represents approximately 25% of the average daily trading volume of 530,158 limited partnership units on the TSX for the most recently completed six calendar months prior to the TSX’s acceptance of the notice of the normal course issuer bid. This limitation does not apply to purchases made pursuant to block purchase exemptions and purchases made on another exchange.

The price to be paid for the limited partnership units under the normal course issuer bid will be the market price at the time of purchase. The actual number of limited partnership units to be purchased and the timing of such purchases will be determined by BPY, and all purchases of limited partnership units will be effected through the facilities of the TSX, the Nasdaq and any alternative Canadian or U.S. trading system. All limited partnership units purchased by BPY under this bid will be promptly cancelled.

In addition, certain subsidiaries of Brookfield Asset Management Inc. (“BAM”) may act jointly or in concert with BPY and purchase limited partnership units through open market purchases on the TSX, Nasdaq and other alternative Canadian trading systems pursuant to section 4.1 of National Instrument 62-104 “Take-Over Bids and Issuer Bids” (“NI 62-104”). These limited partnership units will be purchased and held on behalf of BAM and will not be cancelled.

In connection with the normal course issuer bid, BPY entered into an automatic purchase plan with its designated broker. The automatic purchase plan will allow for the purchase of limited partnership units, subject to certain trading parameters, at times when BPY ordinarily would not be active in the market due to its own internal trading blackout period, insider trading rules or otherwise. Outside of these periods, limited partnership units will be repurchased in accordance with management’s discretion and in compliance with applicable law. The plan will commence on August 20, 2019 and terminate on August 19, 2020.

Of the 21,091,764 limited partnership units approved for purchase under BPY’s prior normal course issuer bid that commenced on August 20, 2018 and expires on August 19, 2019 (the “Prior NCIB”), BPY purchased, in the twelve-month period preceding the date hereof, an aggregate of 7,215,280 limited partnership units through open market purchases on the TSX, the Nasdaq and other alternative Canadian and U.S. trading systems. The weighted average price that BPY paid per limited partnership unit acquired under this bid was US$18.08. During the term of the Prior NCIB, BAM purchased 13,045,121 limited partnership units through open market purchases on the TSX, the Nasdaq and other alternative Canadian and U.S. trading systems pursuant to section 4.1 of NI 62-104 bringing the total number of limited partnership units purchased to 20,260,401 units at a weighted average price of US$19.13. The limited partnership units purchased by BAM were not cancelled.

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About Brookfield Property Partners

Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier commercial real estate companies, with over $85 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, logistics, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT Inc. is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Brookfield Property Partners (NASDAQ: BPY, TSX: BPY.UN) (“BPY”) is a diversified global real estate company that owns, operates and develops one of the largest portfolios of office, retail, multifamily, industrial, hospitality, triple net lease, self-storage, student housing and manufactured housing assets. Its investment objective is to generate attractive long-term returns on equity of 12%−15% based on stable cash flows, asset appreciation and annual distribution growth of 5%−8%.

We seek to accomplish this objective by acquiring high quality assets in resilient and dynamic markets and pursuing diversification across both geographic areas and real estate sectors, and continually recycling capital from stabilized assets at or near peak values into higher-yielding strategies. BPY’s portfolio features some of the world’s best-known commercial properties. View Brookfield's global real estate capabilities here.

Brookfield Property REIT (NASDAQ: BPR) (“BPR”) is a subsidiary of BPY, intended to offer investors economic equivalence to BPY units but in the form of a U.S. REIT security. Dividends on BPR shares are identical in amount and timing to distributions paid out for BPY units, and BPR shares are exchangeable on a 1:1 basis for BPY units or their cash equivalence.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with over $385 billion in assets under management.

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Contact:

Matthew Cherry

Senior Vice President, Investor Relations & Communications

Tel: 212-417-7488

Email: matthew.cherry@brookfield.com